UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13D/A-1

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GLOBAL HEALTHCARE REIT, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

37953J 10 7

(CUSIP Number)

Clifford L. Neuman, PC

6800 N. 79th Street, Suite 200

Niwot, Colorado 80503

(303) 449 – 2100

(Name, Address, and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 7, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 37953J 10 7

(1) Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons

LANCE BALLER

(2) Check the Appropriate Box if a Member (a) [ ] of a Group* (b) [ ]

(3) SEC Use Only

(4) Source of Funds*    PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization

U.S.A.

Number of Shares	(7) Sole Voting Power 1,179,995
Beneficially Owned	(8) Shared Voting Power 0
by Each Reporting	(9) Sole Dispositive Power 1,179,995
Person With	(10)Shared Dispositive Power 0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

1,179,995

(12) Check if the Aggregate Amount in the Row (11) Excludes Certain Shares* [  ]

(13) Percent of Class Represented by Amount in Row (11) 4.49%

(14) Type of Reporting Person*    IN

*SEE INSTRUCTION BEFORE FILLING OUT!

2

CUSIP NO. 37953J 10 7

(1) Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons

ULTIMATE INVESTMENTS CORP.

(2) Check the Appropriate Box if a Member (a) [ ] of a Group* (b) [  ]

(3) SEC Use Only

(4) Source of Funds*    PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization

U.S.A.

Number of Shares	(7) Sole Voting Power 829,335
Beneficially Owned	(8) Shared Voting Power 0
by Each Reporting	(9) Sole Dispositive Power 829,335
Person With	(10)Shared Dispositive Power 0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

829,335

(12) Check if the Aggregate Amount in the Row (11) Excludes Certain Shares* [  ]

(13) Percent of Class Represented by Amount in Row (11) 3.13%

(14) Type of Reporting Person*    CO

*SEE INSTRUCTION BEFORE FILLING OUT!

3

CUSIP NO. 37953J 10 7

(1) Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons

HIGH SPEED AGGREGATE, INC.

(2) Check the Appropriate Box if a Member (a) [  ] of a Group* (b) [  ]

(3) SEC Use Only

(4) Source of Funds*    PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization

U.S.A.

Number of Shares	(7) Sole Voting Power 372,656
Beneficially Owned	(8) Shared Voting Power 0
by Each Reporting	(9) Sole Dispositive Power 372,656
Person With	(10)Shared Dispositive Power 0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

372,656

(12) Check if the Aggregate Amount in the Row (11) Excludes Certain Shares* [  ]

(13) Percent of Class Represented by Amount in Row (11) 1.41%

(14) Type of Reporting Person*    CO

*SEE INSTRUCTION BEFORE FILLING OUT!

4

CUSIP NO. 37953J 10 7

(1) Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons

BALLER FAMILY FOUNDATION, INC.

(2) Check the Appropriate Box if a Member (a) [ ] of a Group* (b) [  ]

(3) SEC Use Only

(4) Source of Funds*    PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization

U.S.A.

Number of Shares	(7) Sole Voting Power 200,000
Beneficially Owned	(8) Shared Voting Power 0
by Each Reporting	(9) Sole Dispositive Power 200,000
Person With	(10)Shared Dispositive Power 0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

200,000

(12) Check if the Aggregate Amount in the Row (11) Excludes Certain Shares* [  ]

(13) Percent of Class Represented by Amount in Row (11) 0.76%

(14) Type of Reporting Person*    CO

*SEE INSTRUCTION BEFORE FILLING OUT!

5

ITEM 1. SECURITY AND ISSUER

The class of securities to which this statement relates is common stock, par value $.05 per share (the “Common Stock”) of Global Healthcare REIT, Inc., a Utah corporation (the “Company”). The address and principal executive offices of the Company is 8480 E. Orchard Road, Ste. 4900, Greenwood Village, CO 80111.

ITEM 2. IDENTITY AND BACKGROUND

(a)-(c) This Report is being filed by Lance Baller, 8480 E. Orchard Rd., Ste. 4900, Greenwood Village, CO 80111. This report is also being filed by Ultimate Investments Corp., of which entity Mr. Baller is the sole shareholder and control person. This report also reflects securities of the Company owned of record by High Speed Aggregate, Inc., of which Mr. Baller is a 50% shareholder. By agreement with the other 50% shareholder of High Speed Aggregate, Inc., Mr. Baller disclaims beneficial ownership (within the meaning of Rule 13d-3 and for purposes of Section 16 under the Securities Exchange Act of 1934, as amended (“Exchange Act”) of 50% of the securities of the Company owned of record by High Speed Aggregate, Inc. The report is also being filed by Baller Family Foundation, Inc. of which Mr. Baller is a control person.

(d)-(f) The natural person referred to above is a United States Citizen. During the last five years, he has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

High Speed Aggregate, Inc.:

Mr. Baller is a 50% control person of High Speed Aggregate, Inc. He has an agreement with the other 50% control person that each will exercise sole voting and investment power with respect to all securities of the Company owned of record by High Speed Aggregate, Inc. Accordingly, Mr. Baller disclaims beneficial ownership (within the meaning of Rule 13d-3 and Section 16 of the Exchange Act) of 50% of the securities owned of record by High Speed Aggregate, Inc.

High Speed Aggregate, Inc. is currently the record owner of 532,312 shares of Common Stock and 213,000 Class B Warrants exercisable to purchase 213,000 shares of Common Stock at an exercise price of $0.75 per share.

6

Ultimate Investments Corp.

Mr. Baller is the sole controlling person of Ultimate Investments Corp. (“Ultimate”). Ultimate is the record and beneficial owner of 829,335 shares of Common Stock of the Company. Those shares were acquired in the following transactions:

Ultimate Investments owned 629,335 shares of Common Stock prior to the below-referenced transactions.

In November, 2016, Ultimate purchased a 10% senior secured promissory note in aggregate principal amount of $100,000. In connection with the purchase of the note, Ultimate received Warrants exercisable for 14 months to purchase 100,000 shares of Common Stock at an exercise price of $.75 per share.

In June, 2017, Ultimate purchased and in the same transaction exchanged its November 2016 note for a 2017 10% senior secured promissory note in aggregate principal amount of $200,000. In connection with the exchange and purchase of the note, Ultimate received Warrants exercisable for 18 months to purchase 100,000 shares of Common Stock at an exercise price of $.75 per share.

Baller Family Foundation, Inc.

Mr. Baller is a controlling person of Baller Family Foundation, Inc. (“BFF”). BFF is the record and beneficial owner of Warrants exercisable to purchase 200,000 shares of Common Stock of the Company. Those shares were acquired in the following transactions:

In November, 2016, BFF purchased a 10% senior secured promissory note in aggregate principal amount of $100,000. In connection with the purchase of the note, BFF received Warrants exercisable for 14 months to purchase 100,000 shares of Common Stock at an exercise price of $.75 per share.

In June, 2017, BFF purchased and in the same transaction exchanged its November 2016 note for a 2017 10% senior secured promissory note in aggregate principal amount of $200,000. In connection with the exchange and purchase of the note, BFF received Warrants exercisable for 18 months to purchase 100,000 shares of Common Stock at an exercise price of $.75 per share.

Individual Ownership:

Mr. Baller owned 262,500 shares of Common Stock prior to the below-referenced transactions.

On July 23, 2015, Mr. Baller acquired 17,442 shares Common stock in exchange for his services as a director of the Company.

On September 9, 2015, Mr. Baller purchased 9,000 shares of common stock in a market transaction in consideration of $.90 per share.

7

On January 14, 2016, Mr. Baller acquired 45,455 shares of Common Stock in exchange for services as a Director valued at $0.66 per share.

On August 5, 2016, Mr. Baller acquired 250,000 shares of Common Stock in exchange for services as Interim President and CEO valued at $0.40 per share.

On January 12, 2017, Mr. Baller acquired 52,632 shares of Common Stock in exchange for services as a Director valued at $0.57 per share.

On March 15, 2017, Mr. Baller acquired 174,000 shares of Common Stock in exchange for services as Interim President and CEO during the 3rd and 4th Qtrs of 2016 valued at $0.41 per share.

On April 21, 2017, Mr. Baller acquired 86,364 shares of Common Stock in exchange services as Interim President and CEO during first quarter 2017 valued at $0.44 per share.

On April 21, 2017, Mr. Baller acquired 29,269 shares of Common Stock awarded for extraordinary services relative to a property acquisition valued at $0.44 per share.

On August 7, 2017, Mr. Ball acquired 84,444 shares of Common Stock in exchange for services as Interim President and CEO during 2nd Qtr 2017 valued at $0.4211 per share.

On August 7, 2017, Mr. Baller acquired 168,889 shares of Common Stock as a retainer for the period July 1, 2017 through December 31, 2017 valued at $0.4211 per share.

ITEM 4. PURPOSE OF TRANSACTION

The securities of the Company were acquired by Mr. Baller for investment. Mr. Baller reserves the right to acquire additional shares of the Company’s common stock or dispose of shares of the Company’s common stock, either in open market purchases or in private transactions.

Effective July 1, 2015, Mr. Baller was elected to serve as a member of the Board of Directors of the Company. Accordingly, all future acquisitions and dispositions of securities of the Company will be undertaken in conformity with the requirements of Section 16 of the Exchange Act and rules and regulations promulgated thereunder.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) At the close of business on August 7, 2017, Mr. Baller would be deemed the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of an aggregate of 2,581,986 shares, consisting of:

(i) 266,156 shares of common stock and Class B Warrants exercisable to purchase an additional 106,500 shares of common stock at an exercise price of $.75 per share owned of record by High Speed Aggregate, Inc.,

8

(ii) 629,335 shares of common stock and Warrants exercisable to purchase an additional 200,000 shares of common stock at an exercise price of $0.75 per share owned of record by Ultimate Investments Corp.;

(iii) Warrants exercisable to purchase an additional 200,000 shares of common stock at an exercise price of $0.75 per share owned of record by Baller Family Foundation

(iv) 1,179,995 shares of common stock owned of record directly by Mr. Baller.

The securities represent 9.83% of the issued and outstanding shares of common stock of the Company. The foregoing is based upon 26,264,351 shares of common stock issued and outstanding as of the date of this report.

(b) Mr. Baller has the sole voting and dispositive power with respect to all of the shares of common stock identified in Item 5(a) above, except as noted.

(c) Mr. Baller has not purchased or sold any shares of common stock during the past 60 days, except as disclosed herein.

(d) Not applicable

(e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Effective July 1, 2015, Mr. Baller was elected to serve as a member of the Board of Directors of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.

9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

High Speed Aggregate, Inc.		Ultimate Investments Corp.

By:	/s/ Lance Baller	By:	/s/ Lance Baller
	Lance Baller, Director		Lance Baller, Director
Date: September 11, 2017		Date: September 11, 2017

Lance Baller		Baller Family Foundation, Inc.

	/s/ Lance Baller		/s/ Lance Baller
	Lance Baller		Lance Baller
Date: September 11, 2017		Date: September 11, 2017

10

FILING AGREEMENT DATED TO BE EFFECTIVE September 11, 2017

REGARDING JOINT FILING OF SCHEDULE 13D/A-1

The undersigned hereby agree that:

(i) Each is eligible to use the Schedule 13D attached hereto;

(ii) The attached Schedule 13D is filed on behalf of each of the undersigned; and

(iii) Each of the undersigned is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information therein concerning itself; but none of them is responsible for the completeness and accuracy if the information concerning the other persons making the filing, unless it knows or has reason to believe that such information is inaccurate.

High Speed Aggregate, Inc.		Ultimate Investments Corp.

By:	/s/ Lance Balle	By:	/s/ Lance Baller
	Lance Baller, Director		Lance Baller, Director
Date: September 11, 2017		Date: September 11, 2017

Lance Baller		Baller Family Foundation, Inc.

	/s/ Lance Baller		/s/ Lance Baller
	Lance Baller		Lance Baller
Date: September 11, 2017		Date: September 11, 2017

11